Mail Stop 4561

July 10, 2007

Shmuel Koren
President and Chief Executive Officer
B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100
Israel

> **Re:** **B.O.S. Better Online Solutions Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 001-14184**

Dear Mr. Koren,

We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 15: Controls and Procedures, page 81

1. We note that B.O.S revised the text of the assessment of disclosure controls and procedures as of December 31, 2005 in the amendment to Form 20-F filed on October 30, 2006 and represented to the Staff in its letter of October 30, 2006 that it will take the Staff's comment regarding the definition of disclosure controls and procedures into consideration in preparing its future Item 15(a) disclosure. However, your text again suggests that the disclosure controls and procedures that were evaluated by your principal executive officer and principal financial officer as of December 31, 2006 were narrower than the disclosure controls and procedures defined by paragraph (e) of Rules 13a-15 and 15d-15. Accordingly, tell us whether B.O.S' disclosure controls and procedures were effective as

defined in paragraph (e) of Rules 13a-15 and 15d-15 as of the period ended December 31, 2006 and confirm that B.O.S will evaluate its disclosure controls and procedures required by the definition set forth by the rules in all future reports.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief